                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One):
[X] Annual Report Pursuant To Section 15(d) Of The Securities Exchange Act Of 1934 for the fiscal year ended December 31, 2000

                                       or

[ ] Transition Report Pursuant To Section 15(d) Of The Securities Exchange Act Of 1934 for the transition period from __________ to _____________

                         Commission file number 0-20557

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: The Andersons, Inc. Retirement Savings Investment Plan.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Andersons, Inc., 480 West Dussel Drive, Maumee, Ohio 43537.

                          Independent Auditor's Report



To the Pension Committee
The Andersons, Inc. Retirement Savings Investment Plan


We have audited the accompanying statements of net assets available for plan benefits of The Andersons, Inc. Retirement Savings Investment Plan as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to those basic financial statements taken as a whole.

/s/Plante & Moran



May 4, 2001

THE ANDERSONS, INC. RETIREMENT SAVINGS INVESTMENT PLAN
--------------------------------------------------------------------------------
                             STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS


                                                                                 December 31
                                                                 ------------------------------------------
                                                                       2000                       1999
                                                                 ---------------            ---------------

ASSETS
   Participant-directed investments (Note 4):
        Mutual funds:
            Spartan U.S. Equity Index Fund                       $    23,064,977            $    30,185,549
            Fidelity Magellan Fund                                    22,492,179                 25,530,410
            Fidelity Growth and Income Portfolio                      12,590,527                 15,467,484
            Fidelity U.S. Bond Index Fund                             10,451,326                  9,858,546
            Fidelity Money Market Trust, Retirement
                   Government Money Market Portfolio                   7,757,639                  8,813,370
            Janus Worldwide Fund                                       8,140,236                  9,051,789
            Dresdner RCM Global Technology Fund Class I                2,053,006                       --
            Fidelity Low-priced Stock Fund                             1,371,161                    804,563
            Dreyfus Founders Balanced Fund                                  --                    2,072,865
            Dreyfus Founders Discovery Fund                              174,492                       --
            Fidelity Contrafund                                        3,147,221                  3,065,660
            Fidelity Value Fund                                             --                      765,004
            Janus Enterprise Fund                                      7,409,595                  7,892,231
            Fidelity Freedom Funds                                       219,021                     20,155
            Fidelity Freedom 2000 Fund                                   147,102                     93,091
            Fidelity Freedom 2010 Fund                                 2,380,698                    431,657
            Fidelity Freedom 2020 Fund                                   658,820                    560,457
            Fidelity Freedom 2030 Fund                                   452,071                    153,105
        Common shares of The Andersons, Inc.                             898,160                    663,620
        Loans receivable from plan participants                        2,645,812                  2,440,103
                                                                 ---------------            ---------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS                           $   106,054,043            $   117,869,659
                                                                 ===============            ===============














                                       2                     PLANTE & MORAN, LLP

THE ANDERSONS, INC. RETIREMENT SAVINGS INVESTMENT PLAN
--------------------------------------------------------------------------------
                  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS




                                                                                  Year Ended December 31
                                                                        ------------------------------------------
                                                                             2000                        1999
                                                                        ---------------            ---------------

ADDITIONS
     Contributions:
         Participants                                                   $     3,684,500            $     3,339,545
         Employer                                                             1,327,806                  1,238,841
         Transfers from other qualified plans                                 1,200,319                  1,073,745
                                                                        ---------------            ---------------

             Total contributions                                              6,212,625                  5,652,131

     Investment income:
         Interest and dividends                                               5,999,577                  6,970,277
         Net realized and unrealized appreciation
            (depreciation) in fair value of investments
            during the year                                                 (15,805,814)                13,072,160
                                                                        ---------------            ---------------

             Total additions                                                 (3,593,612)                25,694,568

DEDUCTIONS
     Withdrawals by active and terminated participants                        7,689,461                  5,073,505
     Investment fees                                                            532,543                    502,638
                                                                        ---------------            ---------------

             Total deductions                                                 8,222,004                  5,576,143
                                                                        ---------------            ---------------

NET ADDITIONS (DEDUCTIONS)                                                  (11,815,616)                20,118,425

NET ASSETS AVAILABLE FOR BENEFITS - Beginning of year                       117,869,659                 97,751,234
                                                                        ---------------            ---------------

NET ASSETS AVAILABLE FOR BENEFITS - End of year                         $   106,054,043            $   117,869,659
                                                                        ===============            ===============
















                                       3                     PLANTE & MORAN, LLP

THE ANDERSONS, INC. RETIREMENT SAVINGS INVESTMENT PLAN
--------------------------------------------------------------------------------
                                                   NOTES TO FINANCIAL STATEMENTS
                                                      DECEMBER 31, 2000 AND 1999


NOTE 1 -  SIGNIFICANT ACCOUNTING POLICIES

          The accounting records of The Andersons, Inc. Retirement Savings Investment Plan(the "Plan") are maintained on the accrual basis by The Andersons, Inc. (Plan Sponsor). Plan assets are maintained by Fidelity Management Trust Company ("Trustee") and monitored by the Pension Committee established by the Plan sponsor.

          The preparation of the financial statements in conformity with generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

          Unpaid withdrawals due to terminated participants have not been deducted in determining assets available for benefits for financial reporting purposes, but have been deducted from total assets in the Plan's annual return on Form 5500. These amounts totaled $612,118 and $178,551 at December 31, 2000 and 1999, respectively. As a result, withdrawals for financial reporting purposes were $433,567 higher and $476,819 lower for 2000 and 1999, respectively, than the amounts reported on Form 5500.

          Investments are stated at fair value. The fair values of the Plan's investments in mutual funds are based on net asset values on the last business day of the Plan year. The fair value of the Plan's investments in The Andersons, Inc. common stock is based on NASDAQ closing market prices on the last business day of each Plan year. Changes in the fair value of investments is included in net realized and unrealized appreciation or depreciation in the aggregate fair value of






                                       4                     PLANTE & MORAN, LLP

THE ANDERSONS, INC. RETIREMENT SAVINGS INVESTMENT PLAN
--------------------------------------------------------------------------------
                                                   NOTES TO FINANCIAL STATEMENTS
                                                      DECEMBER 31, 2000 AND 1999


          investments presented in the statement of changes in net assets available for plan benefits.

NOTE 2 - DESCRIPTION OF THE PLAN

          The Plan is a defined contribution plan that covers substantially all employees of The Andersons, Inc., its wholly owned subsidiary, The Andersons Mower Center, Inc. and The Andersons Tireman (through September, 2000), an unrelated employer (collectively, the Plan Sponsor). The Plan provides for retirement, disability, retirement and death benefit for participants who meet certain eligibility requirements, including one year of service and attaining age 21. Effective July 1, 2000, full-time employees are eligible to begin deferring money into the Plan immediately upon being hired. Employer matching contributions continue to be made only after a participant has one year of service.

          Employee contributions may be made by salary reduction from one percent to 15 percent of annual compensation (in .50 percent increments) for each pay period of eligible participation in the Plan up to the maximum annual contribution allowed by law. Effective August 1, 2000, the employee contribution limit was increased to a maximum of 20 percent of annual compensation. Employer contributions are made at the rate of 50 percent of employee contributions, with a maximum contribution of 3 percent of annual compensation. Participants are fully vested in their contributions to the Plan.








                                        5                    PLANTE & MORAN, LLP
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THE ANDERSONS, INC. RETIREMENT SAVINGS INVESTMENT PLAN
--------------------------------------------------------------------------------
                                                   NOTES TO FINANCIAL STATEMENTS
                                                      DECEMBER 31, 2000 AND 1999



NOTE 2 - DESCRIPTION OF THE PLAN (CONTINUED)

          Participants hired by The Andersons, Inc. and The Andersons Tireman before January 1, 1993 vest immediately in the employer's matching contributions and participants hired after December 31, 1992 vest ratably over five years. Participants hired by The Anderson Mower Center, Inc. before January 1, 1994 vest immediately in the employer's matching contributions and participants hired after December 31, 1993 vest ratably over five years.

          The Plan may accept rollover contributions from IRA or from other qualified defined benefit or contribution plans of The Andersons, Inc. or participants' former employers.

          Each participant directs Fidelity Management Trust Company to invest any or all of his or her account in one or more of the following mutual fund investments:

          - SPARTAN U.S. EQUITY INDEX FUND invests primarily in the common stocks of the 500 companies that make up the Standard & Poor's 500 Index

          - FIDELITY MAGELLAN FUND seeks long-term capital appreciation through investment in common stocks and convertible securities issued by domestic or foreign companies

          - FIDELITY GROWTH AND INCOME PORTFOLIO invests primarily in common and preferred stocks, convertible securities and fixed-income securities of foreign or domestic companies that offer long-term growth while providing current income






                                       6                     PLANTE & MORAN, LLP

THE ANDERSONS, INC. RETIREMENT SAVINGS INVESTMENT PLAN
--------------------------------------------------------------------------------
                                                   NOTES TO FINANCIAL STATEMENTS
                                                      DECEMBER 31, 2000 AND 1999




NOTE 2 - DESCRIPTION OF THE PLAN (CONTINUED)

          - FIDELITY U.S. BOND INDEX FUND invests in U.S. Government and Agency obligations, corporate obligations, mortgaged-backed obligations and U.S. dollar-denominated obligations of foreign governments

          - FIDELITY MONEY MARKET TRUST, RETIREMENT GOVERNMENT MONEY MARKET PORTFOLIO invests in obligations issued or guaranteed as to principal and interest by the U.S. government, its agencies or instrumentalities

          - JANUS WORLDWIDE FUND invests primarily in common stocks of foreign and domestic companies on a worldwide basis, whose size, share price and return will vary

          - DRESDNER RCM GLOBAL TECHNOLOGY FUND CLASS I invests primarily in assets of global technology companies, whose size, share price and return will vary

          - FIDELITY LOW-PRICED STOCK FUND invests in stocks of undervalued or small companies that offer the possibility for significant growth

          - DREYFUS FOUNDERS BALANCED FUND invests in a broad variety of common stocks of foreign and domestic companies that provide current dividend income, U.S. and foreign government obligations and corporate bonds

          - DREYFUS FOUNDERS DISCOVERY FUND invests in small, relatively unknown companies with high growth potential

          - FIDELITY CONTRAFUND invests in undervalued common stocks of smaller, less well-known companies with the potential for significant growth





                                       7                     PLANTE & MORAN, LLP

THE ANDERSONS, INC. RETIREMENT SAVINGS INVESTMENT PLAN
--------------------------------------------------------------------------------
                                                   NOTES TO FINANCIAL STATEMENTS
                                                      DECEMBER 31, 2000 AND 1999



NOTE 2 - DESCRIPTION OF THE PLAN (CONTINUED)

          - FIDELITY VALUE FUND invests in companies that possess valuable assets or whose stock is undervalued and whose stock experiences greater ups and downs than other stocks

          - JANUS ENTERPRISE FUND invests primarily in common stocks, it usually invests at least 50 percent of its equity assets in securities of medium-sized companies whose share price and return will vary

          - FIDELITY FREEDOM FUND invests in a combination of stocks, bonds and money market mutual funds with an allocation strategy tied to the target retirement date based on the number of years until the fund's target retirement date.

          - COMMON SHARES OF THE ANDERSONS, INC. consists of common stock issued by The Andersons, Inc. with performance directly tied to the performance of the Company.

          No assets of any individually directed account may be used for the benefit of any other account or participant.

          The Plan Sponsor has the right under the Plan to terminate the Plan and the trust at any time. In the event of termination, participants become fully vested in their individual accounts.

          Forfeited balances of terminated accounts are used to reduce future employer contributions. The balance of forfeited nonvested accounts was not material in 2000 or 1999.

          Additional information about the Plan agreement and limitations on contributions is available from the Personnel Department of the Plan sponsor or from designated individuals at the participating employers.





                                       8                     PLANTE & MORAN, LLP
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THE ANDERSONS, INC. RETIREMENT SAVINGS INVESTMENT PLAN
--------------------------------------------------------------------------------
                                                   NOTES TO FINANCIAL STATEMENTS
                                                      DECEMBER 31, 2000 AND 1999




NOTE 2 - DESCRIPTION OF THE PLAN (CONTINUED)

          Participants may borrow up to 50 percent of their vested account balances. The minimum loan amount is $1,000 and the maximum is $50,000. Each participant may only have one loan outstanding and each loan bears interest at a fixed rate equal to the prime rate at the end of the quarter previous to initiation of the loan plus one percent.

          The Plan Sponsor may make supplemental contributions to the Plan at its sole discretion.

          The Plan sponsor pays substantially all costs of administering the Plan, including trustee fees, and the Plan pays investment fees.

NOTE 3 - BENEFITS

          A participant is entitled to a benefit representing his or her salary reduction contributions, the vested amount of employer contributions and allocated income thereon (including realized and unrealized gains and losses). Upon termination of employment due to retirement, permanent disability, or death, a participant or his beneficiary is entitled to receive distribution of the vested account balance, in a lump sum or in monthly installments.

          Withdrawals of employer and employee salary reduction contributions, and related income thereon, during the participant's employment are prohibited unless the participant can show immediate and extreme financial hardship, as determined by the Pension Committee.









                                       9                     PLANTE & MORAN, LLP

THE ANDERSONS, INC. RETIREMENT SAVINGS INVESTMENT PLAN
--------------------------------------------------------------------------------
                                                   NOTES TO FINANCIAL STATEMENTS
                                                      DECEMBER 31, 2000 AND 1999




NOTE 4 - INVESTMENTS

          The Plan's investments at December 31, 2000 and 1999 are held by the Trustee. The Plan's investments (including investments bought, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

                                                                Net
                                                            Appreciation
                                                           (Depreciation)
                                                           in Fair Value
                                            ---------------------------------------------
                                                  2000                          1999
                                            ---------------               ---------------
YEAR ENDED DECEMBER 31:

Mutual funds                                    (15,851,942)                   13,216,952
The Andersons, Inc. common shares                    46,128                      (144,792)
                                            ---------------               ---------------

             Total                          $   (15,805,814)              $    13,072,160
                                            ===============               ===============










NOTE 5 - TRANSACTIONS WITH PARTIES-IN-INTEREST

          Fees paid by the Plan sponsor to parties-in-interest for legal, accounting and other services rendered to the Plan are based on customary and reasonable rates for such services.











                                       10                    PLANTE & MORAN, LLP

THE ANDERSONS, INC. RETIREMENT SAVINGS INVESTMENT PLAN
--------------------------------------------------------------------------------
                                                   NOTES TO FINANCIAL STATEMENTS
                                                      DECEMBER 31, 2000 AND 1999





NOTE 6 - INCOME TAX STATUS

          The Internal Revenue Service ruled on August 29, 1996 and October 1, 1996 that the Plan for The Andersons, Inc. and The Andersons Tireman, a participating employer, respectively, qualifies under Section 401(a) of the Internal Revenue Code (the "Code") and that the trust, therefore, is exempt from taxation. The Plan is required to operate in conformity with the Code and ERISA to maintain its tax-exempt status. The Plan's administrator is not aware of any course of action or events that have occurred that might adversely affect the Plan's qualified status.












                                       11                    PLANTE & MORAN, LLP

THE ANDERSONS, INC. RETIREMENT SAVINGS INVESTMENT PLAN
--------------------------------------------------------------------------------
                                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                                  FORM 5500, SCHEDULE H, ITEM 4I
                                                         EIN 34-1562374 PLAN 002
                                                               DECEMBER 31, 2000



           Issuer                               Identity of Issue                      Cost                 Fair Value
     --------------------    -----------------------------------------------        ---------         --------------------


     Fidelity Investments     Spartan U.S. Equity Index Fund - Mutual fund               *             $      23,064,977
     Fidelity Investments     Fidelity Magellan Fund - Mutual fund                       *                    22,492,179
     Fidelity Investments     Fidelity Growth and Income Portfolio -
                              Mutual fund                                                *                    12,590,527
     Fidelity Investments     Fidelity U.S. Bond Index Fund - Mutual fund                *                    10,451,326
     Fidelity Investments     Fidelity Money Market Trust, Retirement
                              Government Money Market Portfolio -
                              Mutual fund                                                *                     7,757,639
     Fidelity Investments     Janus Worldwide Fund - Mutual fund                         *                     8,140,236
     Fidelity Investments     Dresdner RCM Global Technology Fund Class I -
                              Mutual fund                                                *                     2,053,006
     Fidelity Investments     Fidelity Low-Priced Stock Fund - Mutual fund               *                     1,371,161
     Fidelity Investments     Dreyfus Founders Discovery Fund - Mutual fund              *                       174,492
     Fidelity Investments     Fidelity Contrafund - Mutual fund                          *                     3,147,221
     Fidelity Investments     Janus Enterprise Fund - Mutual fund                        *                     7,409,595
     Fidelity Investments     Fidelity Freedom Income Fund - Mutual fund                 *                       219,021
     Fidelity Investments     Fidelity Freedom 2000 Fund - Mutual fund                   *                       147,102
     Fidelity Investments     Fidelity Freedom 2010 Fund - Mutual fund                   *                     2,380,698
     Fidelity Investments     Fidelity Freedom 2020 Fund - Mutual fund                   *                       658,820
     Fidelity Investments     Fidelity Freedom 2030 Fund - Mutual fund                   *                       452,071
     The Andersons, Inc.      The Andersons, Inc. common shares                          *                       898,160
         Participants          Participant loans with interest ranging
                               from 7 percent to 10.5 percent                            -                     2,645,812
                                                                                                       -----------------

                                                                                                       $     106,054,043
                                                                                                       =================

 *    Cost information not required


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the Plan Administrator has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

                          The Andersons, Inc. Retirement Savings Investment Plan
                          ------------------------------------------------------
                                                (Name of Plan)

                                    By:  The Andersons, Inc.
Date:  June 22, 2001                By /s/Michael J. Anderson
                                    Michael J. Anderson
                                    President and Chief Executive Officer

Date:  June 22, 2001                By /s/Richard R. George
                                    Richard R. George
                                    Vice President and Controller
                                       (Principal Accounting Officer)